[LETTERHEAD OF ECOPETROL S.A.]

August 31, 2009

BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C.  20549

Attention: H. Roger Schwall

Request for Acceleration of Ecopetrol S.A.
Registration Statement on Form F-4 (File No. 333-160965)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ecopetrol S.A., a Colombian mixed economy company (the “Company”), hereby respectfully requests that the effective date of the Company’s registration statement on Form F-4 (File No. 333-160965), as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 9:00 a.m., Eastern Daylight Time, on September 3, 2009, or as soon as practicable thereafter.

In making this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows on next page]

Very truly yours,

ECOPETROL S.A.

By:  /s/ Javier G. Gutiérrez
Name: Javier G. Gutiérrez
Title: President and Chief Executive Officer